SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM
1 Translation of letter to the Buenos Aires Stock Exchange dated July 25, 2018

TRANSLATION

Buenos Aires, July 25, 2018

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Relevant Information

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VI of the ByMA Listing Regulations.

In that regard, and continuing with our communications dated June 20, 2016, March 30, 2017 and May 26, 2017, and the disclosure set forth in YPF S.A.’s (“YPF” or the “Company”) Financial Statements, we inform you that YPF Holdings, Inc. and CLH Holdings, Inc., two subsidiaries of YPF, received notice of a lawsuit filed by the Maxus Energy Corporation’s Liquidating Trust (“Liquidating Trust”), which asserts alleged damages in an amount up to US$ 14 Billion principally in connection with alleged claims purportedly related to corporate restructuring transactions the Company engaged in several years ago. The lawsuit was filed before the United States Bankruptcy Court for the District of Delaware, Case N°16-11501 (CSS). YPF Holdings, Inc. and CLH Holdings, Inc. will dispute such allegations and claims and will interpose all the necessary legal remedies and will exercise all defensive measures in accordance with the applicable legal procedure in order to defend themselves and their rights.

The lawsuit filed by the Liquidating Trust also asserts claims against YPF and YPF International S.A., as well as against other non-affiliated companies of YPF. Although notice of the lawsuit has purportedly been sent to YPF and YPF International S.A., YPF is currently reviewing the validity of the alleged service. If they are validly served with the lawsuit, YPF and YPF International S.A. will also dispute the allegations and claims in the lawsuit and will interpose the necessary legal remedies and will exercise the defensive measures in accordance with the applicable legal procedure in order to defend themselves and their rights.

YPF acquired Maxus Energy Corporation in 1995 and did not cause any environmental contamination associated with the Passaic River in New Jersey nor in any other site related to that acquisition. The contamination occurred several years prior to the acquisition. Moreover, YPF, if validly served with the lawsuit, will vigorously defend from any allegation that the corporate transactions at issue in the complaint, which complied with applicable corporate governance and law, somehow rendered YPF liable to Maxus or its creditors.

Yours faithfully,

Diego Celaá

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: July 25, 2018	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer